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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                  (Check One):


[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  December 31, 2000

- --------------------------------------------------------------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

- --------------------------------------------------------------------------------
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                      --------------------------------------------

PART I - REGISTRANT INFORMATION

Full Name of Registrant           Home Interiors & Gifts, Inc.
                       -----------------------------------------------------
Former Name if Applicable
                         -------------------------------------------------------

Address of Principal Executive Office (Street and Number)
     1649 Frankford Road West

City, State and Zip Code
    Carrollton, Texas  75007

PART II - RULES 12b-25(b) AND (c)



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE


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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

    Home Interiors & Gifts, Inc. (the "Company") and its principal lenders are finalizing negotiations with respect to an amendment to its senior credit facility which, among other things, would waive compliance with certain of the financial covenants contained therein for the quarter ended December 31, 2000 and would reset the leverage and interest coverage ratios applicable through the fiscal quarter ended December 31, 2001. This matter bears directly on the form and content of the Company's financial statements for the year ended December 31, 2000 as well as the disclosures required to be made in the Company's annual report on Form 10-K. The Company expects this matter to be resolved expeditiously and represents that the Form 10-K will be filed before the fifteenth calendar day following the prescribed due date. The Company could not have completed the negotiations, including preparation of the required documentation, without unreasonable effort or expense.

PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Kenneth J. Cichocki                           (972)                             386-1091
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
(Name)                                      (Area Code)                         (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                         [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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The following is a summary of the significant changes in results of operation from the corresponding period for the last fiscal year that will be reflected in the Form 10-K for the year ended December 31, 2000 of Home Interiors & Gifts, Inc. (the "Company").

Net sales decreased $42.9 million, or 8.5%, to $460.4 million in 2000 from $503.3 million in 1999, and gross profit decreased $26.1 million, or 9.9%, to $236.9 million in 2000 from $263.0 million in 1999. Although the average number of active sales representatives increased 4.9% to approximately 61,900 in 2000 from 59,000 in 1999, the number of active sales representatives declined 13.2% to 59,300 at December 31, 2000 as compared to 68,300 at December 31, 1999. The number of orders shipped decreased 10.8% to 821,716 orders in 2000 from 921,636 orders in 1999. The decline in orders was offset by a 1.1% increase in the average order size of $542 in 2000 from $536 in 1999. The Company believes that sales representative productivity for the year ended December 31, 2000 was impacted at certain times during the year by a change in the Company's incentive-driven sales. During the initial six months of the year ended December 31, 2000, the Company provided no significant discounts, promotions or incentives and focused on improving its in-home sales program. The Company resumed more of an incentive-driven sales strategy in the last six months of the year ended December 31, 2000.

Selling expense decreased $8.0 million, or 9.0%, to $81.7 million in 2000 from $89.7 million in 1999; freight, warehouse and distribution expense decreased $3.6 million, or 7.1%, to $46.3 million in 2000 from $49.9 million in 1999; and general and administrative expense increased $20.7 million, or 76.2%, to $48.0 million in 2000, from $27.3 million in 1999. The increase in general and administrative expenses was primarily due to an increase in corporate headquarter rental expense of $1.3 million, an increase in credit card fees of $4.7 million in connection with the acceptance of orders placed through the Internet and an increase in depreciation expense of $3.9 million in connection with a higher level of capital expenditures. Certain additional non-recurring costs of $5.5 million associated with staff reductions and excess facilities are also included in general and administrative expense for the year ended December 31, 2000.

Gains on the sale of assets of approximately $2.7 million were recorded in 2000 from the sales of distribution facilities and associated land and investments held for sale, as compared to $10.7 million in 1999 principally from the sale of office, warehouse and distribution facilities and associated land.

Primarily as a result of the factors described above, operating income decreased $48.9 million, or 46.3%, to $56.9 million in 2000 from $105.8 million in 1999, and net income decreased $31.8 million, or 76.5%, to $9.8 million in 2000 from $41.6 million in 1999.

  Home Interiors and Gifts, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 2, 2001                    By /s/ Kenneth J. Cichocki
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                                         Kenneth J. Cichocki, Vice President of
                                           Finance and Chief Financial Officer



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